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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: June 30, 2012 Estimated average burden hours per response…. .2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):
 ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended:                                           March 31, 2012
 ☐   Transition Report on Form 10-K
 ☐    Transition Report on Form 20-F
 ☐    Transition Report on Form 11-K
 ☐    Transition Report on Form 10-Q
 ☐    Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Zoo Entertainment, Inc.
Full Name of Registrant

Former Name if Applicable

11258 Cornell Park Drive, Suite 608
Address of Principal Executive Office (Street and Number)

Blue Ash, Ohio  45242
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zoo Entertainment, Inc. (the “Registrant”) files this report for a five-day extension, from May 15, 2012 to May 21, 2012, for filing its Quarterly Report on Form 10-Q for the period ended March 31, 2012 (“Form 10-Q”).  The Registrant has been unable to complete its evaluation and analysis in certain key areas. These evaluations and analyses and their implication on the Registrant’s financial statements have caused the Registrant to be unable to timely file, without unreasonable effort and expense, the Form 10-Q. It is anticipated that the Form 10-Q will be filed no later than the fifth calendar day, or if such day is not a business day, the next business day after such day, following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Seremet	(513)	824-8297
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes  ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Yes   ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  Please refer to disclosure in Part III above.

       Zoo Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                      May 14, 2012                                           By  /s/ Mark Seremet
Name:           Mark Seremet
Title:           President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).